February 28, 2007

Mail Stop 3720

By U.S. Mail and facsimile to (847) 576-3628

A. Peter Lawson
Executive Vice President, Law, General Counsel and Secretary
Motorola, Inc.
1303 East Algonquin Road
Schaumburg, IL 60196

> **Re:** **Motorola, Inc.**
> **Definitive Schedule C14A**
> **Filed March 15, 2007**
> **File No. 1-07221**

Dear Mr. Lawson:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3350.

Sincerely,

Kathleen Krebs
Special Counsel